UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 1 to
SCHEDULE TO
(Rule 13e-4)
Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

ATMEL CORPORATION
(Name of Subject Company (Issuer) and Filing Person (Offeror))

Options to Purchase Common Stock, $0.001 par value
(Title of Class of Securities)

049513104
(CUSIP Number of Class of Securities’ Underlying Common Stock)

Patrick Reutens
Senior Vice President, Chief Legal Officer and Secretary
Atmel Corporation
2325 Orchard Parkway
San Jose, California 95131
(408) 441-0311
(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies to:
Jose F. Macias, Esq.
John E. Aguirre, Esq.
Wilson Sonsini Goodrich & Rosati
Professional Corporation
650 Page Mill Road
Palo Alto, CA 94304-1050
(650) 493-9300
CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee
$51,496,009	$2,873.48

*	Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 12,650,365 shares of common stock of Atmel Corporation having an aggregate value of $51,496,009 as of July 28, 2009 will be exchanged or cancelled pursuant to this offer. The aggregate value of such securities was calculated based on the Black-Scholes option pricing model. The amount of the filing fee, calculated in accordance with the Securities Exchange Act of 1934, as amended, equals $55.80 for each $1,000,000 of the value of this transaction.
☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$2,873.48
Form or Registration No.:	Schedule TO (file no. 005-41870)
Filing party:	Atmel Corporation
Date filed:	August 3, 2009
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☐     third party tender offer subject to Rule 14d-1.
☑     issuer tender offer subject to Rule 13e-4.
☐     going-private transaction subject to Rule 13e-3.
☐     amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

Amendment No. 1 to Schedule TO
     This Amendment No. 1 (“Amendment No. 1”) amends and supplements the Tender Offer Statement on Schedule TO (“Schedule TO”) filed with the Securities and Exchange Commission on August 3, 2009, relating to an offer by Atmel Corporation, a Delaware corporation (“Atmel” or the “Company”), to exchange (the “Exchange Offer”) certain options to purchase shares of the Company’s common stock.
     The Exchange Offer is made upon the terms and subject to the conditions set forth in (i) the Offer to Exchange Certain Outstanding Options for New Awards dated August 3, 2009, as amended August 19, 2009 (the “Offer to Exchange”), attached hereto as Exhibit (a)(1)(A), (ii) the email to eligible employees from Steven Laub, dated August 3, 2009, attached to the Schedule TO as Exhibit (a)(1)(B), (iii) the Election Form, attached to the Schedule TO as Exhibit (a)(1)(C), and (iv) the Withdrawal Form, attached to the Schedule TO as Exhibit (a)(1)(D). These documents, as they may be amended or supplemented from time to time, together constitute the “Disclosure Documents.”
     The amendments to the Offer to Exchange reflect the filing of the Company’s quarterly report on Form 10-Q for the quarter ended June 30, 2009 and clarifications in Schedule C of the Offer to Exchange.
     This Amendment No. 1 is intended to satisfy the reporting requirements of Rule 13e-4(c)(3) of the Securities Exchange Act of 1934, as amended. The information in the Disclosure Documents is incorporated by reference into this Amendment No. 1 in response to all of the applicable items in the Schedule TO, except that such information is hereby amended and supplemented as provided herein. Except as specifically provided here, the information contained in the Schedule TO remains unchanged and this Amendment No. 1 does not modify any of the information previously reported on the Schedule TO.

Item 10. Financial Statements.
     (a) Financial Information.
     On August 10, 2009, Atmel filed its Quarterly Report on Form 10-Q for the quarter ended June 30, 2009 (the “second quarter 10-Q”). The financial information included in Part I of the second quarter 10-Q is incorporated herein by reference.
     The information set forth in Schedule B to the Offer to Exchange and in the sections of the Offer to Exchange under the caption “The Offer” titled “Financial statements” and “Additional information” is incorporated herein by reference. The Company’s Annual Report on Form 10-K and Quarterly Reports on Form 10-Q can also be accessed electronically on the Securities and Exchange Commission’s website at http://www.sec.gov.
Item 11. Additional Information.
     (b) Other Material Information.
     The second quarter 10-Q is incorporated herein by reference.
Item 12. Exhibits.

(a)(1)(A)	Offer to Exchange Certain Outstanding Options for New Awards, dated August 3, 2009, as amended August 19, 2009.

(a)(1)(B)*	Email to all eligible employees from Steven Laub, dated August 3, 2009.

(a)(1)(C)*	Election form.

(a)(1)(D)*	Withdrawal form.

(a)(1)(E)*	Forms of confirmation email of receipt of election or withdrawal form.

(a)(1)(F)*	Form of reminder email.

(a)(1)(G)*	Screenshots of Exchange Offer website.

(a)(1)(H)*	Screenshot of E*TRADE website.

(b)	Not applicable.

(d)(1)	2005 Stock Plan (as amended) (which is incorporated herein by reference to Exhibit 10.1 to the Registrant’s Current Report on Form 8-K filed on May 27, 2009, Commission File No. 0-19032).

(d)(2)*	Rules of the Atmel Corporation 2005 Stock Plan for the Grant of Options and Restricted Stock Units for Participants in France.

(d)(3)*	2005 Stock Plan—Forms of option agreements for new awards.

(d)(4)*	2005 Stock Plan—Forms of RSU agreements for new awards.

(g)	Not applicable.

(h)	Not applicable.

*	Previously Filed.

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 1 to Schedule TO is true, complete and correct.

ATMEL CORPORATION
/s/ Patrick Reutens
Patrick Reutens
Senior Vice President, Chief Legal Officer and Secretary

Date: August 19, 2009

INDEX TO EXHIBITS

Exhibit
Number	Description

(a)(1)(A)	Offer to Exchange Certain Outstanding Options for New Awards, dated August 3, 2009, as amended August 19, 2009.

(a)(1)(B)*	Email to all eligible employees from Steven Laub, dated August 3, 2009.

(a)(1)(C)*	Election form.

(a)(1)(D)*	Withdrawal form.

(a)(1)(E)*	Forms of confirmation email of receipt of election or withdrawal form.

(a)(1)(F)*	Form of reminder email.

(a)(1)(G)*	Screenshots of Exchange Offer website.

(a)(1)(H)*	Screenshot of E*TRADE website.

(b)	Not applicable.

(d)(1)	2005 Stock Plan (as amended) (which is incorporated herein by reference to Exhibit 10.1 to the Registrant’s Current Report on Form 8-K filed on May 27, 2009, Commission File No. 0-19032).

(d)(2)*	Rules of the Atmel Corporation 2005 Stock Plan for the Grant of Options and Restricted Stock Units for Participants in France.

(d)(3)*	2005 Stock Plan—Forms of option agreements for new awards.

(d)(4)*	2005 Stock Plan—Forms of RSU agreements for new awards.

(g)	Not applicable.

(h)	Not applicable.

*	Previously Filed.